Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 24, 2013
Relating to Preliminary Prospectus Supplement dated September 24, 2013
Registration Statement No. 333-173951

Liberty Property Limited Partnership

FINAL TERM SHEET

Dated: September 24, 2013

Issuer:	Liberty Property Limited Partnership

Security:	4.400% Senior Notes due 2024

Format:	SEC Registered

Size:	$450,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB / BBB+

Trade Date:	September 24, 2013

Settlement Date:	September 27, 2013 (T+3)

Maturity Date:	February 15, 2024

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2014

Benchmark Treasury:	2.50% due August 15, 2023

Benchmark Treasury Price and Yield:	98-20+ / 2.657%

Spread to Benchmark Treasury:	T+ 178 bps

Yield to Maturity:	4.437%

Coupon:	4.400%

Public Offering Price:	99.699%

Optional Redemption:

Any time prior to November 15, 2023, the notes may be redeemed at an amount equal to the sum of (i) the principal amount plus accrued interest to the redemption date and (ii) Make-Whole Amount of T+ 30 bps. At any time on or after November 15, 2023, the notes may be redeemed at par.

CUSIP / ISIN:	53117C AQ5 / US53117CAQ50

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

Barclays Capital Inc.

BB&T Capital Markets, a division of BB&T

Securities, LLC

Capital One Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

The Huntington Investment Company

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. by calling 1-800-831-9146; Goldman, Sachs & Co. by mailing a request to 200 West Street, New York, NY 10282 Attention: Prospectus Department, or calling 1-866-471-2526; J.P. Morgan Securities LLC, High Grade Syndicate Desk, by calling 1-212-834-4533 collect; or Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com.